Exhibit 99.2

SCINAI IMMUNOTHERAPEUTICS LTD.

Pro Forma Consolidated Statement of Financial Position

As of

December 31, 2025

Management’s Introduction

The accompanying unaudited pro forma condensed consolidated financial information has been prepared by the management of Scinai Immunotherapeutics Ltd. (the “Company”). The unaudited pro forma condensed consolidated financial information gives effect to the acquisition of Scinai Biopharma Service Ltd. (formerly Recipharm Israel Ltd). by the Company, as if such transaction had occurred on the dates indicated.

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X and accounting principles generally accepted in the United States of America (“U.S. GAAP”), and, in the opinion of management, includes all adjustments necessary for a fair presentation.

The unaudited pro forma condensed consolidated financial information includes certain amounts that are based on management’s estimates and assumptions, and the accompanying notes provide a detailed description of the assumptions and adjustments performed in the preparation of such information. Pro forma condensed consolidated financial information is inherently based on assumptions and adjustments which are subjective in nature. Accordingly, actual results may differ from those reflected in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not intended to represent the financial position or results of operations of the Company that would have actually occurred had the transaction been completed on the dates indicated. In addition, such information is not necessarily indicative of the future results of operations or financial position of the Company.

SCINAI IMMUNOTHERAPEUTICS LTD.

PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	Scinai Immunotherapeutics Ltd.	Scinai Biopharma Service Ltd (Formerly Recipharm Israel Ltd)	Pro forma Transaction adjustments		Pro forma GAAP adjustments		Pro forma December 31,
	December 31,	December 31,	December 31,		December 31,		Unaudited
	2025	2025	2025		2025		2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,661	371		$-			$2,032
Restricted cash	150	-		-			150
Prepaid expenses and other receivables	170	143	Note 3b.e	2,348			2,661
Trade receivables	73	214		-			287
Total current assets	2,054	728		2,348			5,130

NON-CURRENT ASSETS:
Property, plant and equipment, net	7,793	3,587		-			11,380
Operating lease right-of-use assets	1,779	3,076			Note 3b.h	(1,789)	3,066
Total non-current assets	9,572	6,663		-			14,446

Total assets	11,626	7,391		$2,348		(1,789)	$19,576

SCINAI IMMUNOTHERAPEUTICS LTD.

PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	Scinai Immunotherapeutics Ltd.	Scinai Biopharma Service Ltd (Formerly Recipharm Israel Ltd)	Pro forma Transaction adjustments		Pro forma GAAP adjustments		Pro forma
	December 31,	December 31,	December 31,		December 31,		December 31,
	2025	2025	2025		2025		2025
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
Trade payables	407	137		$-			$544
Operating lease liabilities	329	130			Note 3b.h	63	522
Related parties	-	7,247	Note 3b.d	(7,247)			-
Other payables	849	367		-			1,216

Total current liabilities	1,585	7,881		(7,247)		63	2,282

NON-CURRENT LIABILITIES:
Warrants liability	-	-		-			-
Loan from others	294	-		-			294
Related parties	-	12,493	Note 3b.d	(12,493)			-
Non-current operating lease liabilities	1,644	3,124			Note 3b.h	(2,030)	2,738

Total non-current liabilities	1,938	15,617		(12,493)		(2,030)	3,032

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 100,000,000,000 shares at December 31, 2025 and 40,000,000,000 at December 31, 2024; Issued and outstanding 13,872,899,584 shares at December 31, 2025 and 3,411,983,584 shares at December 31, 2024	-	-					-
Preferred shares, no par value; Authorized: 1,000 shares at December 31, 2025 and 1,000 shares at December 31, 2024 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at December 31, 2025 and 1,000 shares at December 31, 2024.	5,627	-					5,627
Additional paid-in capital	130,062	-					130,062
Capital injection (pre-closing)	-	-	Note 3b.e	2,348			2,348
Accumulated deficit	(125,846)	(16,107)	Note 3b.f ,c	19,740		178	(122,035))
Accumulated other comprehensive loss	(1,740)	-					(1,740))

Total shareholders’ equity	8,103	(16,107)		22,089		178	14,262

Total liabilities and shareholders’ equity	11,626	7,391		$2,348		(1,789)	$19,576

SCINAI IMMUNOTHERAPEUTICS LTD.

PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2025
	Scinai Immunotherapeutics Ltd.	Scinai Biopharma Service Ltd (Formerly Recipharm Israel Ltd)	Pro forma GAAP adjustments		Pro forma

Revenues	1,311	1,078		-	2,389
Cost of revenues	(3,963)	(2,760)		-	(6,723)
Gross profit (loss)	(2,652)	(1,682)		-	(4,334)

Research and development expenses, net	(2,369)	-		-	(2,369)
Marketing, general and administrative expenses	(2,521)	(511)		(49)	(3,081)
Other income	-	39		-	39
Total operating expenses	(4,890)	(472)		-	(5,411)

Total operating loss	(7,542)	(2,154)		-	(9,745)

Financial income (expenses) net,	(765)	(567)		116	(1,216)

Net Income (Loss)	(8,307)	(2,721)	Note 3b.h	67	(10,961)

Net loss )Income) per ordinary share attributable to shareholders, basic and diluted	-	-		-	-

Weighted average number of shares used in computing net loss (income) per share attributable to ordinary shareholders, basic and diluted	9,339,460,965	-		-	9,339,460,965

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2025, and the unaudited pro forma condensed consolidated statements of operations for the two years then ended, have been prepared by management to give effect to the acquisition (the “Transaction”) by Scinai Immunotherapeutics Ltd. (the “Company” or “Scinai”) of 100% of the issued and outstanding share capital of Scinai Biopharma Service Ltd (formerly Recipharm Israel Ltd). (“Scinai Biopharma”).

On February 16, 2026, Scinai entered into a Share Purchase Agreement (the “SPA”) with Recipharm AB (the “Parent”), pursuant to which Scinai acquired all of the issued and outstanding shares of Scinai Biopharma for nominal consideration of EUR 1. In addition, Scinai acquired from the Parent all rights, title and interest in a shareholder loan granted by the Parent to Scinai Biopharma , with an outstanding principal amount of approximately EUR 12.3 million and accrued interest of approximately EUR 1.6 million, for nominal consideration of EUR 1.

In connection with the Transaction, and prior to closing, the Parent committed to make a capital injection into Scinai Biopharma in an amount sufficient to ensure that, as of the closing date, Scinai Biopharma held cash of approximately EUR 2 million, in addition to funding certain pre-closing expenses.

The unaudited pro forma financial information has been prepared as if the Transaction had occurred on January 1, 2024 for purposes of the statement of operations, and on December 31, 2025 for purposes of the statement of financial position.

The historical financial statements of Recipharm Israel Ltd. (now known as Scinai Biopharma Service Ltd.) were prepared in New Israeli Shekels (“NIS”). For the purposes of the unaudited pro forma financial information, the statement of financial position of Recipharm Israel Ltd. has been translated into U.S. dollars using the exchange rate in effect as at December 31, 2025, and the statement of operations has been translated using the average exchange rates for the year ended December 31, 2025. All amounts presented in the unaudited pro forma financial information are denominated in U.S. dollars.

The pro forma adjustments include (i) the elimination of Scinai Biopharma historical shareholders’ equity, (ii) the elimination of intercompany balances, including the shareholder loan acquired as part of the Transaction, (iii) the recognition of the capital injection made by the Parent prior to closing as an increase in equity, and (iv) to recognize a gain arising from the Transaction, based on a preliminary estimate of the difference between the assets and liabilities as presented in the pro forma financial information and the nominal consideration transferred. This amount is provisional and may change materially upon completion of the purchase price allocation (PPA) and may result in material adjustments to the carrying amounts of property, plant and equipment, lease-related assets and liabilities, identifiable intangible assets, deferred tax balances and any resulting gain from a bargain purchase or goodwill, if any, upon completion of management’s valuation analyses and the final determination of fair values as of the acquisition date.

The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would have been had the Transaction occurred on the dates assumed, nor is it indicative of future results.

The unaudited pro forma condensed consolidated financial information of Scinai Immunotherapeutics Ltd. (the “Company” or “Scinai”) has been derived from and includes:

(a) Scinai’s audited consolidated financial statements as at December 31, 2025, for which the U.S. dollar is the functional and reporting currency;

(b) Recipharm Israel Ltd.’s (now known as Scinai Biopharma Service Ltd.) audited financial statements as at December 31, 2025, for which the New Israeli Shekel (NIS) is the functional currency, and which have been translated into U.S. dollars for the purposes of the unaudited pro forma condensed consolidated financial information; and.

(c) the pro forma adjustments.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

1.	BASIS OF PRESENTATION (continued)

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the above-described financial statements and the related notes thereto.

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the Company’s financial position or results of operations that would have been obtained had the Transaction been completed on the dates assumed, nor is it indicative of future results. In preparing this unaudited pro forma condensed consolidated financial information, no adjustments have been made to reflect additional costs or savings that may result from the Transaction.

The pro forma adjustments are based on preliminary estimates and assumptions, that is, they represent provisional amounts, as the initial accounting for the business combination has not yet been completed.

As of the date of this report, the purchase price allocation (“PPA”) has not yet been performed.

The actual allocation of the purchase price will be based on the fair value of the assets acquired and liabilities assumed as of the acquisition date and other information available at that time. Accordingly, the actual amounts recorded for each of the assets and liabilities may differ from the pro forma amounts presented herein, and such differences may be material.

Subsequent to the reporting period, on March 5, 2026, Recipharm Israel Ltd. changed its legal name to Scinai Biopharma Service Ltd., as evidenced by a Certificate of Change of Name issued by the Israeli Corporations Authority. This change had no impact on the Company’s financial position or results of operations and is presented for disclosure purposes only.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of this unaudited pro forma condensed consolidated and combined financial information are consistent with those of the Company, as described in its consolidated financial statements as of and for the year ended December 31, 2025, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The financial statements of Recipharm Israel Ltd. as of December 31, 2025 were prepared in accordance with International Financial Reporting Standards (“IFRS”). For purposes of the unaudited pro forma condensed consolidated financial information, adjustments have been made to Recipharm Israel Ltd.’s financial statements to conform its accounting policies to those of the Company under U.S. GAAP.

3.	PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS

The unaudited pro forma condensed consolidated financial information has been prepared based on the following adjustments and assumptions:

a.	Transactions immediately prior to the acquisition:

The translation of Recipharm Israel Ltd.’s (now known as Scinai Biopharma Service Ltd.) financial statements from New Israeli Shekels (“NIS”) into U.S. dollars. The statement of financial position was translated using the exchange rate in effect as of December 31, 2025, and the statement of operations was translated using the average exchange rates for the year then ended.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

3.	PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS (continued)

b.	Acquisition transaction:

a.	To reflect the acquisition by Scinai Immunotherapeutics Ltd. of 100% of the issued and outstanding share capital of Scinai Biopharma for nominal consideration of EUR 1.

b.	To reflect the acquisition from Recipharm AB of all rights, title and interest in the shareholder loan granted to Scinai Biopharma , which was subsequently eliminated as an intercompany balance upon consolidation.

c.	To eliminate Scinai Biopharma historical shareholders’ deficiency.

d.	To eliminate intercompany balances between Scinai and Scinai Biopharma including the shareholder loan.

e.	To reflect the capital injection made by Recipharm AB into Scinai Biopharma prior to closing as an increase in equity.

f.	To recognize a gain arising from the Transaction, based on a preliminary estimate of the difference between the assets and liabilities reflected in the pro forma financial information and the nominal consideration transferred. This amount is provisional and may change materially upon completion of the purchase price allocation (PPA).

g.	The Transaction does not involve the issuance of equity instruments as consideration, as Scinai Biopharma was acquired for nominal consideration. Accordingly, no share-based payment or equity valuation has been recognized.

The above adjustments correspond to the amounts presented in the pro forma transaction adjustments column of the pro forma financial information.

h.	Lease accounting adjustment (ASC 842)

The historical financial statements of Scinai Biopharma were prepared in accordance with IFRS, under which lease expenses are recognized as depreciation of right-of-use assets and interest on lease liabilities in accordance with IFRS 16.

For purposes of the unaudited pro forma condensed consolidated financial information, the Company has applied ASC 842, Leases, under which lease expense is recognized as a single cost on a straight-line basis over the lease term. Accordingly, depreciation of right-of-use assets and interest expense recognized under IFRS have been eliminated and replaced with a single lease expense.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

3.	PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS (continued)

b.	Acquisition transaction (continued):

In addition, the right-of-use asset and lease liabilities were remeasured based on the present value of the remaining lease payments over the revised lease term. As a result, the right-of-use asset was adjusted to approximately $1,287 thousand, reflecting a decrease of approximately $1,789 thousand.

Lease liabilities were adjusted to approximately $1,094 thousand, including a current portion of approximately $193 thousand. The adjustment resulted in a decrease of approximately $2,030 thousand in non-current lease liabilities and an increase of approximately $63 thousand in current lease liabilities.

As a result of these adjustments, operating expenses decreased and finance expenses were reduced due to the elimination of interest expense, resulting in a net decrease in total expenses of approximately $67 thousand and $61 thousand for the years ended December 31, 2025 and 2024, respectively.

i.	The Company expects to incur transaction costs in connection with the Transaction, however, as of the date of this report, such costs have not been fully determined and therefore have not been reflected in the unaudited pro forma condensed consolidated financial information.

j.	The pro forma adjustments do not reflect any potential restructuring activities, cost savings, or synergies that may result from the Transaction.

k.	No adjustments have been made to reflect income tax effects that may arise from the Transaction, as such amounts are dependent on the final purchase price allocation and other information available as of the acquisition date.

l.	The pro forma adjustments do not reflect any changes in the fair value of assets and liabilities that may result from the completion of the purchase price allocation (PPA), which has not yet been finalized.

m.	The bargain purchase gain primarily resulted from the seller’s strategic realignment and global divestiture program following a change in its ownership. The gain reflects a negotiated discount influenced by regional security conditions that limited the seller's capacity to facilitate a standard divestiture process for the Israeli operations. Additionally, both parties sought to avoid the substantial time and administrative costs associated with formal liquidation. The chosen transaction structure, which included the conversion of intercompany debt, served to address potential tax implications and ensure operational continuity for the facility and its employees.